LPBP Inc.
Financial Statements
July 31, 2007
(Unaudited)

Notice to Reader:

The accompanying unaudited interim financial statements of LPBP Inc, for the period ended July 31, 2007 have been prepared by management and approved by the Audit Committee of the Company.  These statements have not been reviewed by the Company’s independent auditors.

Dated the 26th day of September, 2007.

/s/ John Anderson

John Anderson
President and CEO

Statements of Financial Position
[Unaudited]

As at July 31, 2007 with comparative at October 31, 2006
[Thousands of Canadian dollars]	2007	2006
Assets
Cash	$410	$14,029
Prepaid expenses	81	65
Investment in MDS Laboratory Services LP [notes 2 &3]	-	60,230
Assets held in trust for the Company [note 2]	152,996	-
Due from MDS Inc.	4,714	-
Future tax assets	-	69,907
Total assets	$158,201	$144,231

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$94	$101
Taxes payable	55,726	247
Unrealized benefit of future tax asset	-	62,404
	55,820	62,752
Shareholders’ equity [note 5]
Common Shares – Class A	-	2,319
Common Shares – Class B	7,123	34,677
Retained Earnings	95,258	44,483
	102,381	81,479
Total liabilities and shareholders’ equity	$158,201	$144,231
See accompanying notes

On behalf of the Board of Directors:
/s/ Edward E. McCormack	/s/ Mitchell J. Kostuch
EDWARD E. MCCORMACK	MITCHELL J. KOSTUCH
Chairman of the Board and Director	Director

Statements of Income
[Unaudited]

	Three months ended July 31			Nine months ended July 31
[Thousands of Canadian dollars]		2007	2006	2007	2006
Equity in earnings of investee [note 3]	$		$16,692	$711,261	$49,190
General and administration		(284)	(312)	(845)	(617)
Income (loss) before interest and income taxes		(284)	16,380	710,416	48,573
Interest income		1,730	-	4,714	-
Income before income taxes		1,446	16,380	715,130	48,573
Income taxes		(522)	(640)	(62,754)	(1,875)
Net income		$924	$15,740	$652,376	$46,698
Earnings per share, basic and diluted [note 4]		$-	$-	$0.06	$-
See accompanying notes

Statements of Retained Earnings
[Unaudited]

	Three months ended July 31		Nine months ended July 31
[Thousands of Canadian dollars]	2007	2006	2007	2006
Retained earnings, beginning of period	$94,334	$47,164	$44,483	$30,957
Net Income	924	15,740	652,376	46,698
Dividends paid [note 5] - Class A Common shares	-	-	(615)	(251)
- Class B Non-voting shares	-	(33,550)	(598,172)	(48,050)
Distribution on Class A Common shares in excess of stated capital [note 5]	-	-	(2,814)	-
Retained earnings, end of period	$95,258	$29354	$95,258	$29,354
See accompanying notes

Statements of Cash Flows
[Unaudited]

	Three months ended July 31		Nine months ended July 31
[Thousands of Canadian dollars]	2007	2006	2007	2006
Operating activities
Net income	$924	$15,740	$652,376	$46,698
Items not affecting current cash flow:
Tax loss benefit realized	-	(5,168)	(62,404)	(15,611)
Future income tax expense	-	5,827	69,907	17,487
Equity earnings	-	(16,692)	(711,261)	(49,190)
Distribution received from MDS Laboratory Services LP [note 3]	-	18,636	20,243	49,409
	924	18,343	(31,139)	48,793
Changes in non-cash working capital balances relating to operations:
Prepaid expenses	(81)	(97)	(16)	(32)
Due from MDS Inc.	(1,730)	-	(4,714)	-
Accounts payable and accrued liabilities	9	(5)	(7)	24
Income taxes payable	659	59	55,477	109
	(219)	18,310	19,601	48,894
Financing and investing activities
Return of share capital	-	-	(30,044)
Increase in Assets held in trust for Company	(9,000)	-	(9,000)	-
Proceeds on dissolution of Labs LP	-	-	604,611	-
Payment of cash dividends	-	(33,550)	(598,787)	(48,301)
	(9,000)	(33,550)	(33,220)	(48,301)
Increase (decrease) in cash position during the period	(9,219)	15,240	(13,619)	593
Cash position, beginning of period	9,629	16,447	14,029	614
Cash position, end of period	$410	$1,207	$410	$1,207
See accompanying notes

Notes to Financial Statements
[Unaudited]

[All amounts in thousands of Canadian dollars, except where noted]

1.	Summary of Significant Accounting Policies

These financial statements of LPBP Inc. (LPBP or the Company) have been prepared on a basis consistent with the Company’s audited financial statements for the year ended October 31, 2006.  These financial statements should be read in conjunction with the accounting policies and other disclosures in those audited financial statements.  These interim financial statements do not include all of the disclosures in the audited financial statements.  The Company owned a 99.99% limited partnership interest in MDS Laboratory Services Limited Partnership (Labs LP).

2.      Sale of Assets by MDS Laboratory Services Limited Partnership

On September 1, 2005, MDS Inc. (MDS) announced their strategic plan to focus resources within the global life sciences markets.  With MDS’s new focus, MDS stated that they were examining alternative ownership structures for their Diagnostic business. On October 4, 2006, MDS agreed, subject to satisfaction of certain terms and conditions, to sell its Canadian diagnostics business to Borealis Infrastructure Management Inc. and/or certain affiliated entities designated by it (the Borealis Group) in a transaction valued at $1.3 billion (the MDS Sale).  MDS’s Canadian diagnostics business included its general partnership interest in the business of Labs LP.  To effect this transaction, MDS Laboratory Services Inc. (MDS Labs), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the Labs Business (the Partnership Sale).  As noted above, the Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

The Board of Directors of the Company called a special meeting of shareholders, which was held on November 24, 2006, at which, shareholders were asked to approve the Partnership Sale and certain ancillary matters related to the Partnership Sale. At the meeting held on November 24, 2006 those shareholders present or voting by proxy approved the appropriate resolutions.

On February 26, 2007, the Company announced that it had been advised of the completion of the previously announced MDS Sale.  As part of that sale, the Partnership Sale was completed whereby Labs LP sold its assets for proceeds of approximately $756 million, including a holdback of $15 million related to the completion of certain closing conditions.  The holdback was released and paid by the Borealis Group on April 12, 2007.

As a result of the Partnership Sale, Labs LP has been dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $143 million were transferred and are being held by MDS Labs in trust for the benefit of all partners.  This cash component is earning interest to the benefit of the Company and as at July 31, 2007, interest amounted to approximately $5 million.

The Company’s interest in Labs LP was the Company’s principal asset and, as a result of the sale by Labs LP, the Company does not expect to receive any further income from this investment.

3.    Equity Earnings

Equity earnings for the nine months ended July 31, 2007 and the three and nine month periods ended July 31, 2006 consisted of the Company’s share of earnings from its 99.99% interest in Labs LP during the respective periods. As a result of the sale of assets of Labs LP on February 26, 2007, and the subsequent dissolution of the partnership, the Company has recorded no equity earnings from that business for the three months ended July 31, 2007.

During the first nine months of the year, ending July 31, 2007, Labs LP made distributions to the Company aggregating $20 million (2006 - $49 million).  The Company used these funds to pay certain of the distributions and dividends on the Class A Common shares and Class B Non-voting shares and the operating expenses of the Company.

4.    Earnings per Share

The weighted average number of shares for all periods is 11,229,117,000.  The basic and diluted earnings per share for the three month period ended July 31, 2007 were negligible and for the nine month period ended July 31, 2007 were $0.06 and for the same periods in 2006 were less than one half of one cent.

5.    Dividends

On February 28, 2007, the Company announced that the Board of Directors declared a distribution in the aggregate amount of approximately $610 million, or $0.0543 per share to holders of the Company’s Class A Common shares and Class B Non-voting shares, which was paid on March 22, 2007 to shareholders of record as at March 12, 2007.  Holders of Class A Common shares received $0.0543 per share as a return of capital and the stated capital of Class A Common shares was reduced to nil. The difference between legal paid-up capital and accounting stated capital was charged to retained earnings.  Holders of Class B Non-voting shares received a distribution which included both a return of capital and a dividend.  As a result of this distribution, stated capital of Class B Non-voting shares was reduced by
$24.9 million.  The purpose of all of these distributions was to distribute to shareholders substantially all of the proceeds received by the Company as a result of the Partnership Sale.  The Company has retained a portion of the proceeds of the Partnership Sale to pay income taxes, expenses related to the sale, and general corporate costs [note 2].

As described in the Information Circular dated March 10, 2004, dividends may be declared and paid on the Class B Non-voting shares in advance of dividends on the Class A Common shares, provided the aggregate amount per share of all dividends declared and paid on the Class A Common shares, relating to any fiscal year, equals the aggregate amount per share of all dividends declared and paid on the Class B Non-voting shares relating to such fiscal year.   On February 28, 2007, the board of directors of the Company also declared a dividend in the aggregate amount of $615 or $0.00650896 per share, to holders of the Company’s Class A Common shares which was paid on March 22, 2007.  The record date for this dividend was March 12, 2007.  The purpose of this dividend was to equalize the cumulative amount of dividends per share paid on the Company’s Class A Common shares to the amount declared and paid previously on the Class B Non-voting shares.